SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 13 February 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE,

VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐        Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – AAG Announcement

February 13, 2013

Press release

Turquoise Hill signs binding agreement with Sumeru Gold for sale of Altynalmas Gold stake

VANCOUVER, CANADA – Turquoise Hill Resources today announced that it has signed a binding agreement with Sumeru Gold BV for the sale of the company’s 50% interest in Altynalmas Gold Ltd (Altynalmas) for a total cash consideration of US$300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in north-eastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits. Turquoise Hill acquired an interest in the project in 1996 and acquired its stake in Altynalmas in 2008.

The transaction is expected to close in the second quarter of 2013.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media

Jason Combes	Tony Shaffer
Office: +1 604 648 3920	Office: +1 604 648 3934
Email: jason.combes@turquoisehill.com	Mobile: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including matters that are not historical facts and statements of our beliefs, intentions and expectations about developments and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking information and statements relate to future events or future performance and reflect current expectations or beliefs regarding future events.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 13 February 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel & Corporate Secretary